UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  July 2007

Commission File Number:  0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Allegro Networks to deploy First BUSINESS Wimax network In Australia with Alvarion’s Breezemax dated July 3rd, 2007	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

        ALVARION LTD.

Date: July 3rd, 2007                                                                      By: /s/ Efrat Makov
         Name: Efrat Makov
                         Title:   CFO

EXHIBIT 1
Contacts
Efrat Makov, CFO                                                         Claudia Gatlin, Investor Relations
+972-3-645-6252                                                            +212-830-9080
+760-517-3187                                                                claudia.gatlin@alvarion.com
Efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Allegro Networks to deploy First Business Wimax network In
Australia with Alvarion’s Breezemax

ISP Chooses WiMAX for Strategic Broadband Deployment

Tel Aviv, Israel, July 3, 2007—Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX and wireless broadband solutions, today announced that Allegro will use its BreezeMAXTM system for the first WiMAX deployment in Australia, further demonstrating Australia’s strategic vision of WiMAX as it offers businesses innovative services. This project means that thousands of businesses in the outer metro and growth corridors across Queensland are expected to benefit from access to a high-speed network providing converged voice and data services.

“WiMAX has a key role in establishing a robust, affordable, and efficient broadband network in Australia,” said Ted Pretty, Chairman of Allegro, “Businesses in regional Australia cannot afford to wait any longer to receive advanced broadband services. Alvarion was the one company able to meet our deadlines for true WiMAX infrastructure while maintaining the required quality of service (QoS). Furthermore, Alvarion’s WiMAX leadership and knowledge were clearly evidenced by the commercial trials we held with several top tier vendors over the past four months.”

Allegro’s first-to-market deployment with business grade service confirms that WiMAX is the best broadband infrastructure for leveraging fiber backhaul. Allegro will seek to gain wholesale access to the backhaul fiber and other network elements of the Optus Elders consortium (OPEL). These networks were awarded nearly a billion dollars by the Federal Government as part of the Federal Government’s visionary Broadband Connect project for regional Australia.

Allegro joint Managing Director David Waldie said:  “We are impressed with the performance of Alvarion’s solution. It enables us to deliver up to 12 Mbps throughput at 20 km, and as the standard evolves, speed is expected to increase markedly. We are excited about the opportunities Alvarion’s ecosystem can offer us.”

“Being chosen by a leading wireless ISP further demonstrates Australia’s commitment to WiMAX.” said Tzvika Friedman president and CEO of Alvarion. “We are pleased to be selected by Allegro Networks for their first commercial WiMAX deployment, offering them the benefits of our OPEN WiMAX ecosystem, which allows service providers to choose from the best combination of vendors and partners.”

The Federal Government’s aspirations to broadband Australia with wireless and fiber technologies has been given an unexpected and privately funded kick start, with Allegro Networks building its own network, utilizing the licensed 3.4 GHz spectrum.

About Allegro

Allegro Networks is one of Queensland's largest wireless broadband internet server provider (ISP).  The company has a young and dynamic management team with broad business experience, a proven track record, and impeccable telecommunication industry credentials. Allegro is chaired by Mr. Ted Pretty, the former head of Telstra's Product and Retail division, and current Chairman of Fujitsu Australia Limited. Co-founders and joint managing directors David Waldie and Andrew McMaster have also both worked for major Australian Telcos.

Allegro recently invested more than a million dollars in the purchase of spectrum in the South East Queensland corner - the first step in the company's bold plan to build a 4G network servicing businesses in outer metropolitan Brisbane and up and down the growth corridors to the Gold and Sunshine Coasts and west past Ipswich. The Allegro proposition is all about performance enhancement - helping businesses in Australia's fastest growing region achieve greater efficiency and productivity, by providing them with a superior telecommunications service.

About Alvarion

With more than 3 million units deployed in 150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless broadband network solutions enabling Personal Broadband to improve lifestyles and productivity with portable and mobile data, VoIP, video and other services.
Leading the market with the most widely deployed WiMAX system in the world, Alvarion is leading the market to Open WiMAX solutions with the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of personal mobile broadband, business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to Open WiMAX solutions.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.